Exhibit 99.1

Cautionary Note Regarding Forward Looking Statements

This Exhibit contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech and may include, for example, Alvotech’s expectations regarding its ability to satisfy conditions precedent to close the transaction and draw down the Term Loans under the Loan Agreement, to comply with the covenants of the Loan Agreement and to exercise its rights under the Loan Agreement, the expected use of proceeds from the Loan Agreement, potential future financings or strategic transactions, Alvotech’s expectations regarding competitive advantages, business prospects and opportunities, including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events, regulatory submissions, review and interactions, the potential approval and commercial launch of its product candidates, the timing of regulatory approval, market launches, and partnership and distribution agreements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “aim” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the ability to raise substantial additional funding, which may not be available on acceptable terms or at all; (2) the ability to maintain stock exchange listing standards; (3) changes in applicable laws or regulations; (4) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (5) Alvotech’s estimates of expenses and profitability; (6) Alvotech’s ability to develop, manufacture and commercialize the products and product candidates in its pipeline; (7) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; (8) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (9) the ability of Alvotech or its partners to gain approval from regulators for planned clinical studies, study plans or sites; (10) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (11) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; (12) the success of Alvotech’s current and future collaborations, joint ventures, partnerships, distribution or licensing arrangements; (13) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (14) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (15) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (16) the impact of worsening macroeconomic conditions, including rising inflation and interest rates and general market conditions, conflicts in Ukraine, the Middle East and other global geopolitical tension, on the Company’s business, financial position, strategy and anticipated milestones; and (17) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Exhibit should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this Exhibit.

Company Overview

We are a vertically integrated biotech company focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Our purpose is to improve the health and quality of life of patients around the world by improving access to proven treatments for various diseases. Since our inception, we have built our company with key characteristics we believe will help us capture the substantial global market opportunity in biosimilars: a leadership team that has brought numerous successful biologics and biosimilars to market around the world; a purpose-built biosimilars research and development and manufacturing platform; commercial partnerships in global markets; and a diverse, expanding portfolio and pipeline addressing many of the biggest disease areas and health challenges globally.

We have built a portfolio and pipeline comprising two approved products and nine product candidates covering a variety of therapeutic areas, including immunology, ophthalmology, bone disease and cancer.

•	Our lead program, AVT02, a high concentration formulation biosimilar to Humira, has received regulatory approval in over 50 markets and has been launched in over 20 markets globally, including in select European countries under the trade name Hukyndra and in Canada under the trade name SIMLANDI. In the first quarter of 2024, the FDA approved our biologics license application (“BLA”) supporting interchangeability for AVT02 in the United States for the treatment of adult rheumatoid arthritis, juvenile idiopathic arthritis, adult psoriatic arthritis, adult ankylosing spondylitis, Crohn’s disease, adult ulcerative colitis, adult plaque psoriasis, adult hidradenitis suppurativa and adult uveitis. We launched AVT02 under the trade name SIMLANDI in the United States in the second quarter of 2024. Additionally, in the second quarter of 2024, we entered into a strategic partnership agreement with Quallent Pharmaceuticals (“Quallent”), a subsidiary of the Cigna group, to distribute AVT02 under Quallent’s private label in the United States, and we entered into an agreement with STADA to extend its commercial rights to AVT02 to the Commonwealth of Independent States (CIS) countries.

•	For AVT04, a proposed biosimilar to Stelara (ustekinumab), our commercialization partner Fuji Pharma received regulatory approval in Japan in the third quarter of 2023 and our commercialization partner JAMP Pharma received regulatory approval in Canada in the fourth quarter of 2023. Our commercialization partner STADA received approval for the European Economic Area (the “EEA”) in January 2024. AVT04 was launched under the trade name Jamteki in Canada on March 1, 2024, and we expect it to be launched in Japan in the second quarter of 2024 and in select European markets starting in the third quarter of 2024. In the second quarter of 2024, the FDA approved AVT04 for marketing in the United States as a biosimilar to Stelara under the tradename Selarsdi, which is expected to be launched in February 2025. Additionally, in the second quarter of 2024, we entered into an agreement with STADA to extend its commercial rights to AVT04 to the Commonwealth of Independent States (CIS) countries

•	We are in advanced stages of development for AVT03, a biosimilar candidate to Prolia / Xgeva (denosumab), AVT05, a biosimilar candidate to Simponi and Simponi Aria (golimumab), and AVT06, a biosimilar candidate to Eylea (aflibercept). We expect to file marketing applications and BLAs for these biosimilar candidates in 2024. In the second quarter of 2024, we signed a commercial partnership agreement with Dr. Reddy’s Laboratories Ltd. for the commercialization of AVT03 with exclusive rights for the United States and semi-exclusive rights for Europe and United Kingdom. In addition, in the second quarter of 2024, we entered into an agreement with STADA to extend the partnership to cover AVT03 pursuant to which STADA will become marketing authorization holder, upon approval of AVT03, and will assume semi-exclusive commercial rights in Europe, including Switzerland and the UK, as well as exclusive commercial rights in selected countries in Central Asia and the Middle East. We also regained commercial rights from STADA to AVT06 pursuant to this agreement.

•	We are also developing through an in-license agreement with Kashiv Biosciences LLC, AVT23, a biosimilar candidate to Xolair (omalizumab). The agreement covers all 27 countries of the European Union, the UK, Australia, Canada, and New Zealand.

•	Our pre-clinical programs include AVT16, a biosimilar candidate to Entyvio (vedolizumab), AVT33, a biosimilar candidate to Keytruda (pembrolizumab), and three undisclosed programs.

Recent Developments

Financial Updates

Sale of shares

On February 26, 2024, we announced that we had accepted an offer from investors to sell 10,127,132 of our ordinary shares at a $16.41 per share, for gross proceeds of approximately $166 million. The shares were delivered to the investors from the shares held in treasury by our subsidiary, Alvotech Manco ehf., through the Nasdaq Iceland Main Market.

New term loan credit agreement

On June 7, 2024, we entered into a secured term loan credit agreement (the “Loan Agreement”), by and among us, as borrower, GLAS USA LLC, as administrative agent, GLAS Americas LLC, as collateral agent, and the lenders party thereto, which provides for a term loan in an aggregate principal amount of $965.0 million (the “Term Loan”). The Term Loan is scheduled to mature on the fifth anniversary of the closing date.

Commercial Updates

Agreement with Quallent

In April 2024, we and our partner Teva announced a long-term agreement with Quallent Pharmaceuticals LLC (“Quallent”) to distribute AVT02 in the United States. Under a partnership agreement, we will manufacture AVT02 and Quallent will – distribute the product under its own private label.

Agreement with Dr. Reddy

In May 2024, we announced that we had entered into a license and supply agreement with Dr. Reddy’s Laboratories SA for the commercialization of AVT03. We will be responsible for development and manufacturing of the product. Dr. Reddy’s will be responsible for registration and commercialization of the product in the applicable markets. The license and supply agreement includes an upfront payment to us, with additional payments upon certain regulatory and commercialization milestones as well as sales-based payments, if AVT03 is approved. Dr. Reddy’s commercialization rights are exclusive for the United States, and semi-exclusive for the European Economic Area (excluding Iceland), the United Kingdom and Switzerland.

Agreement with STADA

In June 2024, we announced that we had entered into an agreement with STADA to amend and strengthen our strategic partnership. Under the terms of the agreement, we will be responsible for development and manufacturing AVT03 in Reykjavik, Iceland, and STADA will become marketing authorization holder, upon approval of AVT03, and will assume semi-exclusive commercial rights in Europe, including Switzerland and the UK, as well as exclusive commercial rights in selected countries in Central Asia and the Middle East.

In parallel with the commercial agreement for AVT03, we agreed to extend STADA’s commercial rights to AVT02 and AVT04 to Commonwealth of Independent States (CIS) countries in Central Asia, and we regained commercial rights from STADA to AVT06.

Financial Results for First Three Months of 2024

The following discussion and analysis of Alvotech’s financial condition and results of operations should be read in conjunction with Alvotech’s unaudited condensed consolidated interim financial statements and related notes and other financial information that are included elsewhere in this filing, as well as our audited consolidated financial statements and the related notes for the year ended 31 December 2023 and other financial information included in the Company’s annual report on the Form 20-F filed on 20 March 2024. The following discussion is based on Alvotech’s financial information prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Some of the information contained in this discussion and analysis, including information with respect to Alvotech’s plans and strategy for its business and related financing, includes forward-looking statements that involve risks and uncertainties. Alvotech’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. All amounts discussed are in U.S. dollars, unless otherwise indicated.

Cash position and sources of liquidity: As of March 31, 2024, the Company had cash and cash equivalents of $64.8 million, excluding $25.0 million of restricted cash. In addition, the Company had borrowings of $978.1 million, including $37.6 million of current portion of borrowings, as of March 31, 2024.

Product Revenue: Product revenue was $12.4 million for the three months ended March 31, 2024, compared to $15.7 million for the same three months of 2023. Revenue for the three months ended March 31, 2024, consisted of product revenue from sales of AVT02 in select European countries and Canada, launch of AVT02 in the U.S and launch of AVT04 in Canada.

License and Other Revenue: License and other revenue was $24.4 million for the three months ended March 31, 2024. No license and other revenue were recognized during the first three months ended March 31, 2023. The license and other revenue of $24.4 million was primarily attributable to the recognition of a $6.5 million research and development milestone due to the approval of AVT04 in Europe and $16.8 million relative to research and development milestone due to the CTA submission for the AVT16 clinical program.

Cost of product revenue: Cost of product revenue was $20.0 million for the three months ended March 31, 2024, compared to $39.1 million for the same three months of 2023, as a result of sales in the period, including the launch of AVT04 in Canada, tempered by lower production-related charges and other costs associated with FDA inspection readiness. Cost of product revenue for the period is disproportionate relative to product revenue due to the timing of new launches and elevated production-related charges, resulting in higher costs than revenues recognized for the period. The Company expects this relationship to continue normalizing with increased production from the scaling and expansion of new or recent launches. The Company estimates that the anticipated increase in sales volumes will result in a greater absorption of fixed manufacturing costs.

Research and development (R&D) expenses: R&D expenses were $49.9 million for the three months ended March 31, 2024, compared to $50.9 million for the same three months of 2023. The slight decrease was primarily driven by a one-time charge of $18.5 million relating to the termination of the co-development agreement with Biosana for AVT23 recognized during the three months of 2023, and a $17.8 million increase in direct program expenses mainly from five biosimilar candidates, AVT03, AVT05, AVT06, AVT16 and AVT23 that are in clinical phase.

General and administrative (G&A) expenses: G&A expenses were $15.5 million for the three months ended March 31, 2024, compared to $22.2 million for the same three months of 2023. The decrease in G&A expenses was primarily attributable to $3.7 million in lower 3rd party services, lower insurance premiums and less headcount, coupled with a $1.9 million decrease in expenses for share-based payments.

Finance income: Finance income was $0.8 million for the three months ended March 31, 2024, compared to $1.2 million for the same three months of 2023. This was primarily attributable to interests received on bank accounts resulting from lower cash balances versus the same period in the prior year.

Finance costs: Finance costs were $184.1 million for the three months ended March 31, 2024, compared to $207.6 million for the same three months of 2023. The decrease was primarily attributable to lower fair value of derivative liabilities from $179.1 million for the three months ended March 31, 2023, to $140.9 million for the three months ended March 31, 2024, partially offset by an increase in interest charged on additional borrowings and convertible bonds issued during 2023.

Exchange rate differences: Exchange rate differences resulted in a gain of $6.5 million for the three months ended March 31, 2024, compared to a loss of $1.7 million for the same three months of 2023. The increase was primarily driven by the movements in the exchange rate of foreign currencies, predominantly Icelandic krona and euros.

Income tax benefit: Income tax benefit was $6.4 million for the three months ended March 31, 2024, compared to $29.4 million for the same three months of 2023. The decrease was mainly driven by a decrease in operating losses and an unfavorable foreign currency translation effect during the three months ended March 31, 2024 due to the weakening of the Icelandic krona against the U.S. dollar.

Loss for the Period: Reported net loss was $218.7 million, or ($0.89) per share on a basic and diluted basis, for the three months ended March 31, 2024, compared to a reported net loss of $276.2 million, or ($1.24) per share on a basic and diluted basis, for the same three months of 2023. As mentioned above, the net loss for the period is heavily impacted by the fair value costs associated with our derivative liabilities.

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income or Loss

	Three months ended March 31, 2024	Three months ended March 31, 2023

USD in thousands, except for per share amounts

Product revenue	12,430	15,864
License and other revenue	24,422	-
Other income	42	19
Cost of product revenue	(19,957)	(39,095)
Research and development expenses	(49,868)	(50,864)
General and administrative expenses	(15,488)	(22,198)

Operating loss	(48,419)	(96,274)

Share of net loss of joint venture	-	(1,164)
Finance income	783	1,226
Finance costs	(184,063)	(207,600)
Exchange rate differences	6,532	(1,748)

Non-operating loss	(176,748)	(209,286)

Loss before taxes	(225,167)	(305,560)
Income tax benefit	6,438	29,380

Loss for the period	(218,729)	(276,180)

Other comprehensive loss
Item that will be reclassified to profit or loss in subsequent periods:
Exchange rate differences on translation of foreign operations	(820)	648
Total comprehensive loss	(219,549)	(275,532)

Loss per share
Basic and diluted loss for the year per share	(0.89)	(1.24)

Unaudited Condensed Consolidated Interim Statement of Financial Position

USD in thousands	31 March 2024	31 December 2023

Non-current assets
Property, plant and equipment	235,394	236,779
Right-of-use assets	127,440	119,802
Goodwill	11,779	12,058
Other intangible assets	19,370	19,076
Contract assets	10,356	10,856
Investment in joint venture	18,494	18,494
Other long-term assets	2,285	2,244
Restricted cash	25,000	26,132
Deferred tax assets	318,223	309,807

Total non-current assets	768,341	755,248

Current assets
Inventories	92,236	74,433
Trade receivables	41,252	41,292
Contract assets	30,059	35,193
Other current assets	62,900	31,871
Receivables from related parties	1,038	896
Cash and cash equivalents	64,811	11,157

Total current assets	292,296	194,842

Total assets	1,060,637	950,090

Unaudited Condensed Consolidated Interim Statement of Financial Position

USD in thousands	31 March 2024	31 December 2023

Equity
Share capital	2,604	2,279
Share premium	1,726,610	1,229,690
Other reserves	38,883	42,911
Translation reserve	(2,348)	(1,528)
Accumulated deficit	(2,424,574)	(2,205,845)

Total equity	(658,825)	(932,493)

Non-current liabilities
Borrowings	940,593	922,134
Derivative financial liabilities	330,976	520,553
Lease liabilities	110,585	105,632
Contract liabilities	88,913	73,261
Deferred tax liability	1,610	53

Total non-current liabilities	1,472,677	1,621,633

Current liabilities
Trade and other payables	50,175	80,563
Lease liabilities	11,161	9,683
Current maturities of borrowings	37,550	38,025
Liabilities to related parties	24,532	9,851
Contract liabilities	46,258	59,183
Taxes payable	1,096	925
Other current liabilities	76,013	62,720

Total current liabilities	246,785	260,950
Total liabilities	1,719,462	1,882,583

Total equity and liabilities	1,060,637	950,090

Unaudited Condensed Consolidated Interim Statements of Cash Flows

USD in thousands	Three months ended March 31, 2024	Three months ended March 31, 2023

Cash flows from operating activities
Loss for the year	(218,729)	(276,180)
Adjustments for non-cash items:
Long-term incentive plan expense	-	6,449
Depreciation and amortization	7,190	4,841
Change in allowance for receivables	-	18,500
Change in inventory reserves	(5,379)	-
Share of net loss of joint venture	-	1,164
Finance income	(783)	(1,226)
Finance costs	184,063	207,600
Share-based payments	2,828	-
Exchange rate difference	(6,532)	1,748
Income tax benefit	(6,438)	(29,380)

Operating cash flow before movement in working capital	(43,780)	(66,484)
Increase in inventories	(12,424)	(3,766)
Increase in trade receivables	40	2,952
Increase / (decrease) in liabilities with related parties	14,539	(573)
(Increase) / decrease in contract assets	5,634	895
Increase in other assets	(2,959)	5,246
Increase in trade and other payables	(28,927)	(18,600)
Increase in contract liabilities	4,176	616
(Decrease) / increase in other liabilities	(7,139)	(4,477)

Cash used in operations	(70,840)	(84,191)
Interest received	26	21
Interest paid	(4,403)	(1,845)
Income tax paid	(186)	(116)

Net cash used in operating activities	(75,403)	(86,131)

Cash flows from investing activities
Acquisition of property, plant and equipment	(4,069)	(11,327)
Acquisition of intangible assets	(543)	(2,548)
Restricted cash in connection with amended bond agreement	1,132	-

Net cash used in investing activities	(3,480)	(13,875)

Cash flows from financing activities
Repayments of borrowings	(1,629)	(50,812)
Repayments of principal portion of lease liabilities	(2,338)	(1,525)
Proceeds from new borrowings	-	60,421
Gross proceeds from equity offering	138,049	136,879
Fees from equity offering	(5,743)	(4,141)
Proceeds from warrants	4,841	6,365

Net cash generated from financing activities	133,180	147,187

Decrease in cash and cash equivalents	54,297	47,181
Cash and cash equivalents at the beginning of the period	11,157	66,427
Effect of movements in exchange rates on cash held	(643)	2,236

Cash and cash equivalents at the end of the period	64,811	115,844